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VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	J. Nolan McWilliams Dietrich King
Re:	GoHealth, Inc. Draft Registration Statement on Form S-1 Confidentially submitted on May 8, 2020 CIK No. 0001808220

Ladies and Gentlemen:

On behalf of GoHealth, Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 8, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 4, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

June 15, 2020

Cover Page

1.

Refer to the third page of the gatefold graphics. Please include a cross-reference to the definition of and reconciliation for each of the non-GAAP measures presented here. Please also add a footnote defining the LTV / CAC Medicare-Internal Segment operating metric.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the gatefold graphic.

Prospectus Summary, page 1

2.	Refer to the first paragraph. Please substantiate that you have a track record of significant growth in the Medicare segment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 101 and 133.

3.	Refer to the first full paragraph on page 2. Please briefly describe how you determined the estimate of your total addressable market.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 103 and 134.

4.	Refer to the second full paragraph on page 2. Please describe the significance of interactions and leads and conversion rate and discuss how these measures are meaningful to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 134.

5.	Refer to the first paragraph on page 6. Please provide the basis of your belief that the number of Submitted Policies makes you one of the largest health insurance marketplaces.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to delete the statement on pages 6 and 138.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data Other Operating Data, page 27

6.

We note your inclusion of other operating data for the years ended December 31, 2019 and 2018 here and elsewhere in the filing. However, the financial statement periods present separate successor and predecessor periods for the year ended December 31, 2019. Please revise here and elsewhere (e.g., pages 102 to 104) to disaggregate the other operating data in 2019 between the successor and predecessor periods to correspond to the financial statement periods.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 106 through 111.

June 15, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

7.

Please disclose and discuss actual renewal commissionable approved submissions and estimated average policy life for your major categories of plan types for the periods presented within the financial statements, or tell us why you are unable to do so.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the calculation of actual renewal commissionable Approved Submissions and estimated average policy life is based on a number of factors, including historical experience, time of year and available industry and carrier historical data. The Company does not believe it is meaningful to segregate the actual renewal commissionable Approved Submissions and estimated average policy life because the Company already accounts for it in the calculation of LTV/CAC. The Company’s LTVs are already constrained by various assumptions and limitations, which implicitly includes, among other factors, historical actual lifetime renewals. Further, because the renewal commissionable Approved Submissions and estimated average policy life are based on a number of factors, which could vary significantly, the Company believes it may be misleading to investors to disclose this information.

8.

Please disclose your average ranges of commission rates by plan type and specify the difference in commission rate from a newly approved submission versus a renewal commission (if any), or tell us why such information is not meaningful. Additionally, to the extent it is material, discuss commission rate compression or expansion due to competition or other market events.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 112 to disclose that for its Medicare segments, the Company is typically paid the maximum allowable commission rates as set annually by CMS and disclosed publicly on CMS’s website and the Company expects to continue to do so. The Company has also revised the disclosure on page 33 to clarify that the specific commission rate the Company is paid for any given plan for a given customer is based on a number of factors, including the carriers offering those plans, the state of residence of customers, the laws and regulations in the jurisdictions where the customer is located, and the customer’s previous Medicare enrollment history (if any). Because commission rates are based on a variety of factors and change from year to year, the Company does not believe it is meaningful to disclose a range of commission rates or the difference in commission rates from a newly Approved Submission versus a renewal commission. Further, the Company also does not believe the disclosure of average commission rates is meaningful because commission rates are only one of many factors used to determine the LTV of a commissionable Approved Submission, and the business primarily makes decisions about its Medicare business based on LTV/CAC rather than the range of commission rates. By way of example, CMS commonly increases permissible commission rates each year; however, if the other factors used to determine LTV change unfavorably, then positive increases to commission rates would not be a useful indicator of the health of the business and may be misleading. Therefore, the Company believes LTV/CAC, which already considers changes to commission rates, serves as the best indicator of the Company’s performance. Because the core of the Company’s business is selling Medicare products, the Company does not believe disclosure of the commission rates for products in the IFP and Other segments is material to investors.

The Company also advises the Staff that it has revised page 112 to discuss expected commission rate expansion.

June 15, 2020

9.

We note you address Adjusted EBITDA which you have identified as a Non-GAAP Measure within the overview and elsewhere within the filing. Please revise here and elsewhere (e.g., the third page of the gatefold graphics, the fourth paragraph on page 1, and the last paragraph on page 3) to also present the most directly comparable GAAP measure with equal or greater prominence to the non-GAAP measure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the third page of the gatefold graphics and pages 2, 3, 101, 133 and 135.

Factors Affecting Our Results of Operations, page 100

10.

Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 102, 103, 105, 106 and 112.

Key Business and Operating Metrics by Segment, page 101

11.	For each of the operating metrics you present, please discuss any material assumptions or limitations associated with that metric.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 108. The Company otherwise believes it has disclosed all material assumptions and limitations.

Lifetime Value of Commissions per Consumer Acquisition Cost, page 102

12.

We note that your calculation of lifetime value of commissions is based on estimates for future renewal commissions. Please tell us and quantify the specific inputs you used to estimate the future renewals during each financial statement period. In addition, tell us how actual renewal rates experienced thus far compare to your estimates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the inputs used to estimate future renewal commissions are determined by using the contracted renewal commission rates constrained by a persistency-adjusted renewal period as disclosed on page 106. The persistency-adjusted renewal period is determined based on the Company’s historical experience and available industry and carrier historical data. The Company quantifies the inputs on a carrier-by-carrier basis. Because the Company has relationships with over 80 carriers, the Company does not believe it would be practicable to disclose the quantitative inputs for each carrier nor would it be meaningful on an aggregate basis for investors as such inputs differ from carrier to carrier. Additionally, the Company believes it would be harmful to its business and to its relationships with carriers to disclose the quantitative inputs used to calculate each carrier’s expected future renewals, because disclosing such information would require the Company to disclose sensitive information about the carriers and about how the Company evaluates each carrier relationship. For the financial statement periods presented in Submission No. 2, actual historical renewal rates have generally aligned with the Company’s estimates.

June 15, 2020

13.

We note that your consumer acquisition cost (“CAC”) is computed as the cost to convert a prospect into a customer less other non-commission carrier revenue for such period. Please tell us what were your CAC during each financial statement period and provide us with an example calculation and discussion of your quantitative inputs into your CAC, including how it compares to your financial statement expense line items (e.g. customer care and enrollment).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 106 and 107 to disclose CAC for each financial statement period for the Medicare—Internal segment, which is the only segment for which the Company presents LTV/CAC given such segment’s significance to the overall business. For the Medicare—Internal segment, CAC is calculated by adding the amounts attributable to the Medicare—Internal segment for cost of revenue, marketing and advertising expenses and customer care and enrollment expenses, each of which is a line item appearing on the face of the financial statements, and subtracting other revenue, which is also a line item appearing on the face of the financial statements, attributable to such segment. CAC is presented on a per commissionable Approved Submission basis. The same methodology is used for the other segments. Below is an illustrative calculation of CAC for a segment:

Illustrative Condensed Income Statement for a Segment (dollars in thousands)

Net revenues:
Commission	$60,000
Other	5,000

Net revenues	65,000
Operating expenses:
Cost of revenue	7,000
Marketing and advertising	4,000
Customer care and enrollment	14,000
Technology	5,000
General and administrative	3,000

Total operating expenses	$33,000

Income (loss) from operations	$32,000

Illustrative CAC Calculation for a Segment (dollars in thousands, except CAC per Commissionable Approved Submission)

Other	$(5,000)

Cost of revenue	7,000
Marketing and advertising	4,000
Customer care and enrollment	14,000

Aggregate CAC	$20,000

Commissionable Approved Submissions for the Segment	60
CAC per Commissionable Approved Submission	$333.33

June 15, 2020

Results of Operations

Commission Revenues, page 108

14.

We note that your commission revenues increased as a result of 360% and 111% increases in commissionable approved submissions for the Medicare—Internal and Medicare—External segments, respectively. However, it is not clear how these percentages reconcile to the table showing a total 233.9% increase in total commissionable approved submissions on page 103. Please tell us how these amounts reconcile and revise the table on page 103 to disaggregate the commissionable approved submissions between your segments.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109, 118, 120 and 121 to reflect a 108.3% increase in commissionable Approved Submissions for the Medicare—External segment from 2018 to 2019 and to disaggregate commissionable Approved Submissions between each of the Medicare segments.

15.

We note your revenue recognition policy on page F-15 states that the Company recognizes commission revenue when a carrier has received and approved an insurance application in an amount that represents the total estimated lifetime commissions. Further, we note that the total estimated lifetime commissions includes an initial component as well as estimated renewal components. Please tell us and revise your disclosures to quantify the amount of revenue recognized relating to each of these components during each financial statement period presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the only meaningful driver of the Company’s overall revenue is the combination of the initial commission component plus renewal components of approved submissions. While the initial commission the Company receives on a policy is typically higher than the renewal commission, management evaluates the business and formulates its business strategy based on the total estimated lifetime commissions and LTV/CAC and does not disaggregate its total estimated lifetime commissions based on the initial component it expects to receive and the renewal component it expects to receive. Therefore, the Company does not believe it is meaningful to an investor to segregate commissions based on the initial commission and estimated renewal commissions because that is not the basis that the Company uses in its analysis of its revenue growth strategy.

Segment Information

Revenues, page 113

16.

We note that revenues for the Medicare—Internal segment increased to $317.5 million for the pro forma fiscal year 2019 compared to $53.4 million for the year ended December 31, 2018, representing an increase of approximately 495%, compared to commissionable approved submissions increasing by only 360%. Similarly, we note that revenues for the Medicare—External segment increased to $115.1 million for the pro forma fiscal year 2019 compared to $58.8 million for the year ended December 31, 2018, representing an increase of approximately 96%, compared to commissionable approved submissions increasing by only 111%. Please revise your discussion here and elsewhere to provide additional clarity and context around the drivers impacting your revenue, including pricing mix, policy variability, carrier mix or other factors, as applicable. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118, 120 and 125. The Company also respectfully advises the Staff that pricing mix, policy variability and carrier mix had a negligible impact on the business for the financial statement periods presented in Submission No. 2.

June 15, 2020

Description of Capital Stock

Forum Selection, page 169

17.

You state that the federal district courts will be the exclusive forum for claims arising under the Securities Act. Please state here and in the carryover risk factor on pages 69-70 that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 183.

18.

You state that the exclusive forum provision will not apply to claims under the Exchange Act. Please confirm that this will be explicitly stated in your certificate of incorporation or, alternatively, tell us how you plan in future filings to make investors aware that the provision is not applicable to these claims.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s amended and restated certificate of incorporation, to be effective upon the consummation of the initial public offering and which will be filed as an exhibit to the registration statement, will explicitly state that the exclusive forum provision will not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman
Ian D. Schuman of LATHAM & WATKINS LLP

cc:	(via email)

Clint Jones, Chief Executive Officer, GoHealth Holdings, LLC and President, GoHealth, Inc.

James A. Sharman, President, GoHealth Holdings, LLC and Secretary, GoHealth, Inc.

Travis Matthiesen, Chief Financial Officer, GoHealth Holdings, LLC

Bradley Burd, Esq., General Counsel, GoHealth Holdings, LLC

Stelios G. Saffos, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Samir A. Gandhi, Esq., Sidley Austin LLP

David Ni, Esq., Sidley Austin LLP